

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

David H. Ly
Chief Executive Officer
Iveda Solutions, Inc.
1744 S. Val Vista Drive, Ste. 213
Mesa, Arizona 85204

      Re: Iveda Solutions, Inc.
          Registration Statement on From S-1
          Filed December 30, 2021
          File No. 333-261963

Dear Mr. Ly:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Peter Campitiello, Esq.